THE GABELLI DIVIDEND & INCOME TRUST Investor Relations Contact: Carter Austin (914) 921-5475 caustin@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI DIVIDEND & INCOME TRUST

COMPLETES EXCHANGE OFFER

FOR AUCTION RATE PREFERRED SHARES

Rye, NY – April 16, 2021 – The Board of Trustees of The Gabelli Dividend & Income Trust (NYSE:GDV) (the “Fund”) is pleased to announce the completion of the Fund’s offer to exchange up to 100% of the Fund’s auction preferred shares, designated Series B Auction Market Preferred Shares, Series C Auction Market Preferred Shares, and Series E Auction Rate Preferred Shares (collectively, the “Auction Rate Preferred Shares”) for shares of the Fund’s Series J Cumulative Term Preferred Shares, par value $0.001 and liquidation preference $25,000 per share (the “Series J Preferred Shares”), and cash (the “Offer”).

The Fund received tenders for 96% of the outstanding Auction Rate Preferred Shares in the Offer. The Fund anticipates issuing 5,817 Series J Preferred Shares in exchange for the 6,106 Auction Rate Preferred Shares tendered in the Offer, and paying an aggregate cash amount of $1,119,000 in lieu of issuing any fractional shares.

The new Series J Preferred Shares will be issued on or about April 20, 2021.

Under the terms of the Offer, which commenced March 17, 2021 and expired April 14, 2021, existing holders of the Auction Rate Preferred Shares were entitled to receive 0.96 of each newly issued Series J Preferred Share for each Auction Rate Preferred Share validly tendered and not withdrawn pursuant to the Offer. In lieu of issuing any fractional Series J Preferred Shares, holders tendering Auction Rate Preferred Shares will receive a cash amount, without interest, equal to the fractional share amount multiplied by the Series J Preferred Shares liquidation preference.

The Series J Preferred Shares will have a mandatory redemption date of March 26, 2028, and will pay dividends quarterly at an annualized rate of 1.70% for year 1 through year 3 and 4.50% for the dividend periods occurring in year 4 and all future years. The Series J Preferred Shares are callable by the Fund on March 26, 2024, at the liquidation preference plus accrued and unpaid dividends.

All Auction Rate Preferred Shares that were not tendered will remain outstanding with no change in their terms.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About The Gabelli Dividend & Income Trust

The Gabelli Dividend & Income Trust is a diversified, closed-end management investment company with $2.8 billion in total net assets whose primary investment objective is to provide a high level of total return with an emphasis on dividends and income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE – GDV

CUSIP – 36242H104